CONSOLIDATED STATEMENTS OF

  CASH FLOWS

________________________________________________________________________________

F A N T O M  T E C H N O L O G I E S  I N C.


                                                Nine Months Ended                        Three Months Ended
                                               March 31 (Unaudited)                      March 31 (Unaudited)

                                           2000                   1999                 2000                 1999
CASH PROVIDED BY (USED FOR):
Operations:

Net income                         $  8,542,757           $ 10,854,080          $  1,632,552        $   3,985,901
Items not
 requiring cash:
  Depreciation                        2,506,585              1,673,492               841,389              585,716
  Deferred taxes                      1,251,612              1,117,867               650,039              680,986
  Amortization of deferred
   development costs                    261,964                     --                87,321              (51,049)
Change in non-cash
 operating working
 capital                            (14,766,810)           (12,935,375)          (11,132,872)          (4,286,054)
Increase (decrease)
 in currency hedging
 exchange gains                      (3,114,347)             3,737,019              (489,156)           2,768,960
-------------------------------------------------------------------------------------------------------------------
                                     (5,318,239)             4,447,083            (8,410,727)           3,684,460
Financing:

Payments on
 capital leases                         (15,097)              (194,102)               (1,199)             (55,837)
Issuance of common
 shares and warrants                    703,540                912,697                29,519               73,250
Increase in bank
 loan payable                         5,647,989                     --             5,647,989                   --
Dividends paid                       (1,361,821)              (810,502)             (456,426)            (540,409)
-------------------------------------------------------------------------------------------------------------------
                                      4,974,611                (91,907)            5,219,883             (522,996)

Investments:

Additions to property,
 plant and equipment                 (8,009,677)            (8,179,045)           (3,584,141)          (3,131,692)

Additions to deferred
 development costs                   (1,085,901)              (784,781)             (423,494)             (29,941)
-------------------------------------------------------------------------------------------------------------------
                                     (9,095,578)            (8,963,826)           (4,007,635)          (3,161,633)

Decrease in cash
 position                            (9,439,206)            (4,608,650)           (7,198,479)                (169)

Cash position at
 beginning of period                  9,439,206              4,609,798             7,198,479                1,317
-------------------------------------------------------------------------------------------------------------------
Cash position
 at end of period                  $         --           $      1,148          $         --        $       1,148
===================================================================================================================

[LOGO]

                             WHAT MAKES US FANTOM?

                     DON'T FOLLOW WHERE THE PATH MAY LEAD.

                 GO WHERE THERE IS NO PATH AND LEAVE A TRAIL.


                                  [LOGO] (R)

                 F A N T O M  T E C H N O L O G I E S  I N C.

               Head office and Canadian manufacturing facility:

                       1110 Hansler Road, P.O. Box 1004
                           Welland, Ontario  L3B 5S1
                  Voice: (905) 734-7476  Fax: (905) 734-9955

                     United States manufacturing facility:
              102 Corporate Blvd., Carolina Center Business Park
                     West Columbia, South Carolina  29169
                  Voice: (803) 739-1151  Fax: (803) 939-0730

                             Toronto sales office:
               Suite 414, 1 Eva Road, Toronto, Ontario  M9C 4Z5
                  Voice: (416) 622-9740  Fax: (416) 626-0674

                  Toronto Stock Exchange: FTM  NASDAQ: FTMTF

              Website: www.fantom.com  E-mail: fantom@fantom.com

                          Transfer Agent & Registrar:
                           CIBC Mellon Trust Company
             320 Bay Street, P.O. Box 1, Toronto, Ontario  M5H 4A1


             FANTOM(R) is a trademark of Fantom Technologies Inc.

                                   [GRAPHIC]

                                 THIRD QUARTER

                                   REPORT TO

                                   SHAREHOLDERS

                                   FOR THE NINE MONTHS

                                   ENDED MARCH 31, 2000

                               [LOGO OF FANTOM(R)]

TO OUR SHAREHOLDERS

________________________________________________________________________________

F A N T O M  T E C H N O L O G I E S  I N C.


For the three months ended March 31, 2000 (Q3 fiscal 2000), revenue was $57.4 million compared with $65.6 million for the year-earlier period. Net income was $1.6 million or $0.18 per share (based on 9,099,181 shares outstanding) compared with $4.0 million or $0.44 per share (based on 9,008,802 shares outstanding) for the year-earlier period.

For the nine months ended March 31, 2000, revenue reached $175.3 million compared with $180.7 million for the same period in the previous year. Net income was $8.5 million or $0.94 per share (based on 9,080,971 shares outstanding) compared with $10.9 million or $1.21 per share (based on 8,997,360 shares outstanding) for the year-earlier period.

On April 20, 2000 the Board of Directors declared a quarterly cash dividend of 5 cents per share payable on June 30, 2000 to shareholders of record at the close of business on May 31, 2000.

The Company is experiencing more intensified competitive activity within the bagless segment of the vacuum-cleaner market. Most competitors have now introduced bagless systems. Despite the increasing competition, we were successful in expanding distribution during the third quarter and our products are presently featured across the United States at both Wal-Mart and Sam's Club.

As our existing product line matures, we are preparing to introduce exciting new appliances that incorporate leading-edge, proprietary technology. Our new CALYPSO(TM) Microbiological Water Purifier is on track for launch this summer. This is the first product resulting from the collaborative R & D efforts between Fantom and Omachron Technologies, Inc. This innovative, counter-top appliance utilizes activated oxygen, known as ozone, to kill micro-organisms. This same process is used in more than 3,000 state-of-the-art municipal water-treatment systems around the world. The CALYPSO(TM) appliance is receiving accolades from both retailers and industry professionals.

Following the launch of the CALYPSO(TM) unit, we plan to introduce a major new floor-care product in late fall designed to create a new market segment. Several other new products are on the drawing boards.

On April 24, 2000 Fantom announced a breakthrough in power-control technology arising from its R & D efforts with Omachron. This is a revolutionary new physical concept and has profound implications for batteries and household appliances. For instance, it can extend the output of batteries by as much as 40%, allow batteries to be recharged in minutes rather than hours, and accurately determine the remaining capacity of batteries, something that is problematic with many of the most modern batteries. It can also cut the electricity use by many appliances by as much as 50%, by improving their overall electromechanical efficiency.

The technology transfers energy between devices in the form of a specially-tuned electronic signal, called a "pulse train," that is neither alternating nor direct current. The pulse train can be delivered by means of a uniquely programmed circuit board. Several patent applications have been filed covering the scientific principles of the technology.

Fantom has acquired exclusive rights to the power-control technology for a wide range of consumer products, and plans to offer licenses to allow the technology to be used by other companies. Fantom will first apply the technology to its new line of floor-care products planned for launch this fall.

Since May 1998, sixty-nine utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The word "plan" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

On behalf of the Board,


  /s/ Rikki Meggeson             /s/ Allan Millman

      Rikki Meggeson                 Allan D. Millman,
      Chair of the Board             President and Chief Executive Officer

      May 11, 2000


CONSOLIDATED STATEMENTS OF

  INCOME AND RETAINED EARNINGS

________________________________________________________________________________

F A N T O M  T E C H N O L O G I E S  I N C.

                                                     Nine Months Ended                                 Three Months Ended
                                                    March 31 (Unaudited)                              March 31 (Unaudited)

                                               2000                      1999                     2000                       1999
Sales                                 $ 175,321,281             $ 180,748,331            $  57,356,592              $  65,628,821

Cost of goods sold                      111,757,579               114,828,728               37,601,964                 41,663,033
---------------------------------------------------------------------------------------------------------------------------------
                                         63,563,702                65,919,603               19,754,628                 23,965,788

Expenses:
  Selling,
    general and
    administrative                       49,060,564                47,371,735               17,005,093                 17,084,328
  Research and
    development                           1,044,552                 1,634,875                  108,249                    637,315
  Finance charges                           (96,171)                  (40,087)                  55,940                     25,244
---------------------------------------------------------------------------------------------------------------------------------
                                         50,008,945                48,966,523               17,169,282                 17,746,887
---------------------------------------------------------------------------------------------------------------------------------

Income before
  income taxes                           13,554,757                16,953,080                2,585,346                  6,218,901

Income taxes                              5,012,000                 6,099,000                  952,794                  2,233,000
---------------------------------------------------------------------------------------------------------------------------------
Net income                                8,542,757                10,854,080                1,632,552                  3,985,901

Retained earnings
  at beginning
  of period                              31,116,910                18,015,632               37,121,720                 24,343,625

Dividends                                (1,361,821)                 (810,502)                (456,426)                  (270,316)

Retained earnings
  at end of period                    $  38,297,846             $  28,059,210            $  38,297,846              $  28,059,210
=================================================================================================================================

Net income
  per share
   - Basic*                           $        0.94             $        1.21            $        0.18              $        0.44
   - Fully Diluted                    $        0.90             $        1.16            $        0.18              $        0.42
=================================================================================================================================

* Basic net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. For the nine months ended March 31, these were 9,080,971 shares for 2000 and 8,997,360 shares for 1999. For the three months ended March 31, these were 9,099,181 shares for 2000 and 9,008,802 shares for 1999.

  At April 30, 2000, there were 9,100,408 common shares and 665,200 common share stock options outstanding. In addition, there is an outstanding warrant which entitles the holder to purchase 20,000 common shares.

  The company has a Shareholder Protection Rights Plan providing for the issuance of rights to acquire common shares.

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

  Financial information in this report is expressed in Canadian dollars, unless otherwise noted.

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                           FANTOM TECHNOLOGIES INC.

                                                                           2000

ASSETS

Current assets:

  Cash and short term deposits                                    $          --
  Trade accounts receivable                                          43,752,418
  Other receivables                                                   2,816,519
  Inventories                                                        19,120,893
  Prepaid expenses                                                    3,495,305
  Deferred income taxes                                               1,094,124
-------------------------------------------------------------------------------
                                                                     70,279,259

Deferred development costs,
  net amortization                                                    2,886,114

Property, plant and equipment,
  at cost                                                            44,506,221
  Less accumulated depreciation                                      (9,992,990)
-------------------------------------------------------------------------------
                                                                     34,513,231

-------------------------------------------------------------------------------
                                                                  $ 107,678,604
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Loan payable                                                    $   5,647,989
  Trade accounts payable                                             23,439,408
  Other payables and accruals                                         5,052,385
  Currency hedging exchange gains                                     2,879,274
  Current portion of capital
    lease obligations                                                     6,759
-------------------------------------------------------------------------------
                                                                     37,025,815

Currency hedging exchange gains                                              --

Deferred income taxes                                                 3,702,116

Shareholders' equity:
  Share capital                                                      28,652,827
  Retained earnings                                                  38,297,846
-------------------------------------------------------------------------------
                                                                     66,950,673
-------------------------------------------------------------------------------
                                                                  $ 107,678,604
===============================================================================